SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 1)*

                       Ivex Packaging Corporation
                             (Name of Issuer)

                 Common Stock, Par Value $.01 Per Share
                      (Title of Class of Securities)

                                 465855104
                              (Cusip Number)

                            J. Taylor Crandall
                              201 Main Street
                         Fort Worth, Texas  76102
                              (817) 390-8500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                                May 4, 1998
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein (exclusive of shares held by Additional Persons as defined herein) is 1,251,050, which constitutes approximately 6.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 20,431,268 shares outstanding.

1.   Name of Reporting Person:

     Robert M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 1,251,050 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,251,050 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,251,050 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 6.1%


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President of Keystone, Inc. with regard to 984,106 shares of Stock.

1.   Name of Reporting Person:

     Keystone, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 984,106 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 984,106 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     984,106 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 4.8%


14.  Type of Reporting Person: CO

------------
(1)  Power is exercised by its President and sole director, Robert M. Bass.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated April 17, 1998 (the "Schedule 13D") relating to the common stock, par value $.01 per share (the "Stock"), of Ivex Packaging Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a)

Reporting Persons

     RMB

     Because of his position as the President of Keystone, RMB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 984,106 shares of the Stock, which, together with the 266,944 shares of the Stock that RMB directly beneficially owns, constitutes in the aggregate approximately 6.1% of the outstanding shares of the Stock.

     Keystone

     Acting through its President, RMB, the aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3 of the Act, is 984,106, which constitutes approximately 4.8% of the outstanding shares of the Stock.

Additional Persons

     Doctoroff

     The aggregate number of shares of the Stock that Doctoroff owns beneficially, pursuant to Rule 13d-3 of the Act, is 136,244, which constitutes approximately 0.7% of the outstanding shares of the Stock.

     Gruber

     The aggregate number of shares of the Stock that Gruber owns beneficially, pursuant to Rule 13d-3 of the Act, is 119,788, which constitutes approximately 0.6% of the outstanding shares of the Stock.

     Cotham

     Because of his position as the managing general partner of 26 Associates and as the President of Panther City Investment Co., which is the trustee of the Margaret Lee Bass 1980 Trust, which in turn is the managing partner of Capital Partnership, Cotham may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 182,072 shares of the Stock, which, together with the 1,081 shares of the Stock that Cotham directly beneficially owns, constitutes in the aggregate approximately 0.9% of the outstanding shares of the Stock.

     Crandall

     Because of his position as the President and sole stockholder of Acadia MGP, Inc. ("Acadia MGP"), which is the managing general partner of Acadia FW Partners, L.P. ("Acadia FW"), which is the sole general partner of Acadia, which is the sole general partner of Acadia Electra Partners, L.P. ("Acadia Electra"), Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 14,548 shares of the Stock, which, together with the 28,645 shares of the Stock that Crandall directly beneficially owns, constitutes in the aggregate approximately 0.2% of the outstanding shares of the Stock.


     (b)

Reporting Persons

     RMB

     RMB has the sole power to vote or to direct the vote and to dispose or direct the disposition of 266,944 shares of the Stock. In addition, in his capacity as the President of Keystone, RMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 984,106 shares of the Stock.

     Keystone

     Acting through its President, RMB, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 984,106 shares of the Stock.

Additional Persons

     Doctoroff

     Doctoroff has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 136,244 shares of the Stock.

     Gruber

     Gruber has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 119,788 shares of the Stock.

     Cotham

     Cotham has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,081 shares of the Stock. In addition, in his capacity as the Managing General Partner of 26 Associates, and as the President of Panther City Investment Co., which is the trustee of the Margaret Lee Bass 1980 Trust, which in turn is the managing partner of Capital Partnership, Cotham has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 182,072 shares of the Stock.

     Crandall

     Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 28,645 shares of the Stock. In addition, in his capacity as the President and sole stockholder of Acadia MGP, which is the managing general partner of Acadia FW, which is the sole general partner of Acadia, which is the sole general partner of Acadia Electra, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 14,548 shares of the Stock.

     (c) On May 20, 1998, Keystone sold 123,461 shares of the Stock and RMB sold 1,718 shares of the Stock in an underwritten public offering (the "Offering") at a net underwritten price per share of $22.92. Certain of the Additional Persons and entities controlled by or associated with certain of the Additional Persons also sold shares of the Stock in the Offering at $22.92 per share as follows:

     Person                   Number of Shares Sold

     Acadia Electra                  177,152
     Acadia MGP                        3,754
     Crandall                          7,614
     Capital Partnership              48,035
     26 Associates                     1,135
     Acadia                            2,239
     Cotham                              909
     Doctoroff                        36,213
     Gruber                           50,384

     In addition, since the last filing on Schedule 13D, Keystone, certain of the Additional Persons and entities controlled by or associated with certain of the Additional Persons have sold shares of the Stock in open market transactions on the New York Stock Exchange as follows:

     Person         Date            Number of            Price
                                   Shares Sold         Per Share

Acadia Electra      05/27/98          7,559             $22.93
26 Associates       05/27/98             48              22.93
Cotham              05/27/98             39              22.93
Gruber              05/27/98            272              22.93
Acadia Electra      06/04/98          3,780              22.93
26 Associates       06/04/98             24              22.93
Cotham              06/04/98             19              22.93
Gruber              06/04/98            136              22.93
Acadia Electra      06/11/98         22,419              22.68
26 Associates       06/11/98            144              22.68
Cotham              06/11/98            115              22.68
Gruber              06/11/98            807              22.68

     Also, on May 4, 1998, RMB gifted 259,807 shares of the Stock to Yale University.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e)  Not Applicable.



Item 7.   Material to be Filed as Exhibits.

     Exhibit 99.1 -- Agreement pursuant to Rule 13d-(k)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  June 25, 1998


                           KEYSTONE, INC.



                           By:  /s/ W.R. Cotham
                                W.R. Cotham, Vice President




                           By:  /s/ W.R. Cotham
                               W.R. Cotham
                           Attorney-in-Fact for:

                               ROBERT M. BASS (1)


(1) A Power of Attorney authorizing W. R. Cotham, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

                               EXHIBIT INDEX

Exhibit                  Description
-------                  -----------

Exhibit 99.1     Agreement pursuant to Rule 13d-1(k)(1)(iii).